FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	March, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....  Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated March 26, 2007, relating to the availability of the 2006 Annual report and Report on form 20-F

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AVAILABILITY OF THE FRENCH 2006 ANNUAL REPORT (DOCUMENT DE REFERENCE) AND 2006

ANNUAL REPORT ON FORM 20-F

Lafarge’s French 2006 annual report (Document de référence) and its 2006 annual report on Form 20-F were filed on March 23, 2007 with the Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission (SEC) respectively.

These documents are available to the public in accordance with the provisions of regulations currently in force.

They can also be found in the Regulated Information section of our website www.lafarge.com/regulatedinformation/, and on the websites of the AMF for the French 2006 annual report (Document de référence) (www.amf-france.gov) and of the SEC for the 2006 annual report on Form 20-F (www.sec.gov).

Information on fees paid to our auditors for the financial year 2006 can be found in the annual report. The report of the Chairman of the Board of Directors on internal control procedures and the auditors’ reports on the same are also included in our French 2006 annual report.

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

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COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier : +33(1) 44 34 92 32	Yvon Brindamour : +33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com	Yvon.brindamour@lafarge.com

Lucy Wadge : +33(1) 44 34 19 47	Daniele Daouphars : +33 (1) 44 34 11 51
Lucy.wadge@lafarge.com	Daniele.daouphars@lafarge.com

Claire Mathieu : +33(1) 44 34 18 18	Stéphanie Billet : +33 (1) 44 34 94 59
Claire.mathieu@lafarge.com	Stephanie.billet@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 26, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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